Exhibit 99.1

Futu Announces Third Quarter 2019 Unaudited Financial Results

HONG KONG, November 22, 2019 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (NASDAQ: FUTU), a leading tech-driven online brokerage platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Operational Highlights

•    Total number of registered clients1 increased 42.8% year-over-year to 653,019

•    Total number of paying clients2 increased 41.6% year-over-year to 176,762

•    Total number of users3 increased 29.2% year-over-year to 6.9 million

•    Total client assets increased 33.3% year-over-year to HK$72.3 billion

•    Total trading volume increased 5.5% year-over-year to HK$210.9 billion

•    Daily average revenue trades (DARTs)4 increased 8.6% year-over-year to 101,597

•    Margin financing and securities lending balance increased 17.2% year-over-year to HK$4.6 billion

Third Quarter 2019 Financial Highlights

•    Total revenues increased 12.8% year-over-year to HK$254.3 million (US$32.4 million)

•    Total gross profit increased 20.7% year-over-year to HK$184.5 million (US$23.5 million)

•    Net income decreased 31.0% year-over-year to HK$20.9 million (US$2.7 million)

•    Non-GAAP adjusted net income5 decreased 27.4% year-over-year to HK$23.8 million (US$3.0 million)

[1]	The number of registered clients refers to the number of users who open one or more trading accounts on Futu’s platform.
[2]	The number of paying clients refers to the number of the clients with assets in their trading accounts on Futu’s platform.
[3]	The number of users refers to the number of user accounts registered with our Futu NiuNiu applications or websites.
[4]	The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.
[5]	Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Despite the ongoing situation in Hong Kong and the weak equities market, we were pleased with our performance during a challenging third quarter,” said Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer. “The total number of paying clients jumped almost 41.6% year-over-year. In particular, even though we decided to scale back our marketing efforts in Hong Kong given the difficult social situation, we were able to almost double the number of paying clients in the city while maintaining double digit growth in net new client additions on a year-over-year basis. This speaks to the unique value proposition of our platform and the high potential of this market.”

“While Hong Kong stocks, which cover about half of our client trading, turned in the worst performance among the major stock markets around the world in the third quarter, our total client assets actually rose to a record HK$72.3 billion, an increase of 33.3% year-over-year and 6.0% on a sequential basis. We saw a net asset inflow of HK$5.7 billion, which is a number we track closely as we transform from a purely transaction-based business model to a model that increasingly relies on fee income from assets under management. Money Plus, our mutual fund distribution platform, witnessed particularly strong growth. As of September 30, which was only a month after the platform was officially launched, total client assets in mutual funds had already surpassed HK$3 billion. We believe that Money Plus is uniquely positioned in Hong Kong given that the market is notorious for exorbitant bank subscription fees, and a lack of both mobile-friendly platforms to manage mutual fund positions and fund holdings analyses to facilitate investment decisions. The money market funds are especially popular on our platform because they offer significantly higher interest rates than bank checking accounts and because there are so few money market products in Hong Kong. We seamlessly integrate our clients’ mutual fund and brokerage accounts so that they can instantaneously redeem money market fund positions for stock purchases. We will continue to enrich our mutual fund products as a part of our work to provide the best investing experience for users.”

“On August 12, we were granted an SFC Type 7 License that allows us to provide automated trading services. Subsequently on September 27, we launched dark pool trading for HK IPOs, which is a service unique to the Hong Kong brokerage market that allows retail investors to trade their IPO allocations the day before the official listing. We are the fourth brokerage company, and the only online broker, in Hong Kong to provide such a service. Our dark pool system is truly differentiated with its speed of trade execution and number of concurrent trades processed, which are both enabled by our advanced technology infrastructure.”

“Our enterprise service also recorded solid growth in the third quarter. We added a record 17 new ESOP clients and our total number of clients reached 56 as of quarter end. We are also proud to have been selected to provide US IPO subscription services to Douyu, 9F and Wanda Sports during the quarter.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “While most of our operating metrics showed robust year-over-year growth in the third quarter, our revenue growth lagged given the lower ARPU due to the weak equities market. Total revenue rose 12.8% year-over-year to HK$254.3 million, but was flat on a sequential basis. However, we were encouraged to see another quarter of robust net asset inflow and resilient quarterly client retention, which once again speaks to the unique value proposition of our business.”

“Our gross profit margin came down slightly on a sequential basis to 72.6% due to the slower revenue growth. On the expense side, our selling and marketing expenses rose a moderate 13.0%, while R&D expenses increased 77.3% as we added headcount in our product and R&D functions. We continued to invest in technology to enhance our trading infrastructure and expand our product offerings, such as Money Plus, dark pool trading, and Hong Kong options trading, which we launched in early October. We view R&D expenses as a long-term investment in our business; however, we expect our increases in R&D headcount to normalize in 2020.”

Third Quarter 2019 Financial Results

Revenues

Total revenues were HK$254.3 million (US$32.4 million), an increase of 12.8% from HK$225.5 million in the third quarter of 2018.

Brokerage commission and handling charge income was HK$122.8 million (US$15.7 million), an increase of 11.8% from HK$109.8 million in the third quarter of 2018. The increase was mainly attributable to higher trading volume and blended commission rates for US stock trading.

Interest income was HK$115.2 million (US$14.7 million), an increase of 10.8% from HK$104.0 million in the third quarter of 2018. Bank interest income increased due to higher idle cash positions and the higher benchmark interest rate in Hong Kong compared with last year. Margin financing income increased primarily due to higher margin financing and short selling balances in the US market.

Other income was HK$16.3 million (US$2.1 million), an increase of 39.3% from HK$11.7 million in the third quarter of 2018. The rise was primarily due to the new Money Plus business and higher enterprise public relations service charge income.

Costs

Total costs were HK$69.8 million (US$8.9 million), a decrease of 3.9% from HK$72.6 million in the third quarter of 2018.

Brokerage commission and handling charge expenses were HK$24.6 million (US$3.1 million), an increase of 21.8% from HK$20.2 million in the third quarter of 2018. The rise was roughly in line with the Company’s brokerage commission income.

Interest expenses were HK$18.9 million (US$2.4 million), a decrease of 40.9% from HK$32.0 million in the same period of 2018. The decrease was primarily because the Company fully repaid funds borrowed from other parties by the end of the first quarter of 2019.

Processing and servicing costs were HK$26.4 million (US$3.4 million), an increase of 29.4% from HK$20.4 million in the third quarter of 2018. The rise was primarily due to the increase in both market information and data fees and cloud service fees as the Company continued to expand market data services and enhance infrastructure.

Gross Profit

Total gross profit was HK$184.5 million (US$23.5 million), an increase of 20.7% from HK$152.9 million in the third quarter of 2018.

Gross margin was 72.6%, compared with 67.8% in the third quarter of 2018. The rise was primarily due to higher net interest margin for the Company’s margin financing business.

Operating Expenses

Total operating expenses were HK$152.7 million (US$19.5 million), an increase of 44.7% from HK$105.5 million in the third quarter of 2018.

Research and development expenses were HK$70.9 million (US$9.0 million), an increase of 77.3% from HK$40.0 million in the third quarter of 2018. The rise was primarily due to the continued increase in research and development headcount as the Company provided more products.

Selling and marketing expenses were HK$39.1 million (US$5.0 million), an increase of 13.0% from HK$34.6 million in the third quarter of 2018. The Company scaled back branding and marketing given the ongoing situation in Hong Kong.

General and administrative expenses were HK$42.7 million (US$5.4 million), an increase of 38.2% from HK$30.9 million in the third quarter of 2018. The rise was primarily due to an increase in headcount for general and administrative personnel and higher professional service fees.

Net Income

Net income decreased by 31.0% to HK$20.9 million (US$2.7 million) from HK$30.3 million in the third quarter of 2018. The decrease was primarily due to sluggish revenue growth amid ongoing market volatility and higher research and development expenses.

Non-GAAP adjusted net income decreased 27.4% to HK$23.8 million (US$3.0 million) from HK$32.8 million in the corresponding period of 2018. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$0.18 (US$0.02), compared with HK$0.14 in the third quarter of 2018. Diluted net income per ADS was HK$0.17 (US$0.02), compared with HK$0.11 in the third quarter of 2018. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Friday, November 22, 2019, at 7:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65-6713-5090
China:	800-819-0121
US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Passcode:	Futu

A telephone replay will be available after the conclusion of the conference call through 7:59 AM U.S. Eastern Time, November 30, 2019. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	1064227

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8401 to US$1.00, the noon buying rate in effect on September 30, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Futu Holdings Limited

E-mail: ir@futuholdings.com

In the United States:

Tip Fleming

Christensen

Tel:  +1 (917) 412 3333

E-mail:  tfleming@christensenir.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of September 30
	2018	2019	2019
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	215,617	414,296	52,843
Cash held on behalf of clients	11,771,487	11,305,202	1,441,972
Available-for-sale financial securities	59,348	56,540	7,212
Equity method investment	-	6,450	823
Loans and advances	3,086,904	4,167,549	531,568
Receivables:
Clients	120,256	224,000	28,571
Brokers	425,849	618,015	78,827
Clearing organization	175,955	109,959	14,025
Interest	49,427	23,667	3,019
Prepaid assets	8,810	8,784	1,120
Other assets	149,279	366,277	46,718
Total assets	16,062,932	17,300,739	2,206,698

LIABILITIES
Amounts due to related parties	8,591	13,409	1,710
Payables:
Clients	12,304,717	11,460,558	1,461,787
Brokers	920,871	1,568,894	200,111
Clearing organization	-	18,143	2,314
Interest	2,405	3,710	473
Borrowings	1,576,251	1,316,227	167,884
Accrued expenses and other liabilities	149,818	425,836	54,315
Total liabilities	14,962,653	14,806,777	1,888,594

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of September 30
	2018	2019	2019
	HK$	HK$	US$
MEZZANINE EQUITY
Series A convertible redeemable preferred shares	68,072	-	-
Series A-1 convertible redeemable preferred shares	14,587	-	-
Series B convertible redeemable preferred shares	282,627	-	-
Series C convertible redeemable preferred shares	777,835	-	-
Series C-1 convertible redeemable preferred shares	107,351	-	-
Total mezzanine equity	1,250,472	-	-

SHAREHOLDERS’(DEFICIT)/EQUITY
Pre-IPO ordinary shares	31	-	-
Class A ordinary shares	-	28	4
Class B ordinary shares	-	42	5
Additional paid-in capital	-	2,520,335	321,467
Accumulated other comprehensive loss	(1,299)	759	98
Accumulated deficit	(148,925)	(27,202)	(3,470)
Total shareholders' (deficit)/equity	(150,193)	2,493,962	318,104
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	16,062,932	17,300,739	2,206,698

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	109,839	122,794	15,662	294,662	359,775	45,889
Interest income	104,005	115,204	14,694	257,737	336,945	42,977
Other income	11,682	16,344	2,085	31,768	53,925	6,878
Total revenues	225,526	254,342	32,441	584,167	750,645	95,744
Costs
Brokerage commission and handling charge expenses	(20,190)	(24,552)	(3,132)	(59,614)	(69,788)	(8,901)
Interest expenses	(32,035)	(18,855)	(2,405)	(73,176)	(58,064)	(7,406)
Processing and servicing costs	(20,375)	(26,402)	(3,367)	(52,549)	(67,032)	(8,550)
Total costs	(72,600)	(69,809)	(8,904)	(185,339)	(194,884)	(24,857)
Total gross profit	152,926	184,533	23,537	398,828	555,761	70,887

Operating expenses
Research and development expenses	(39,990)	(70,886)	(9,042)	(105,657)	(188,023)	(23,982)
Selling and marketing expenses	(34,591)	(39,147)	(4,993)	(73,671)	(113,364)	(14,460)
General and administrative expenses	(30,895)	(42,706)	(5,447)	(73,268)	(109,144)	(13,921)
Total operating expenses	(105,476)	(152,739)	(19,482)	(252,596)	(410,531)	(52,363)

Others, net	(4,316)	(3,863)	(493)	(6,012)	(7,695)	(981)

Income before income tax expense	43,134	27,931	3,562	140,220	137,535	17,543

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	HK$	HK$	US$	HK$	HK$	US$

Gains/(Loss) from equity method investments	-	261	33	-	(209)	(27)
Income tax expense	(12,814)	(7,341)	(936)	(39,882)	(15,604)	(1,989)
Net income	30,320	20,851	2,659	100,338	121,722	15,527

Preferred shares redemption value accretion	(16,751)	-	-	(50,258)	-	-
Income allocation to participating preferred shareholders	(6,560)	-	-	(24,213)	-	-
Net income attributable to ordinary shareholders of the Company	7,009	20,851	2,659	25,867	121,722	15,527

Net income per share attributable to ordinary shareholders of the Company
Basic	0.02	0.02	0.003	0.06	0.16	0.02
Diluted	0.01	0.02	0.003	0.05	0.14	0.02

Net income per ADS
Basic		0.18	0.024		1.25	0.16
Diluted		0.17	0.024		1.10	0.14

Weighted average number of ordinary shares used in computing net income per share
Basic	403,750,000	897,347,760	897,347,760	403,750,000	778,016,433	778,016,433
Diluted	508,682,862	1,007,169,117	1,007,169,117	508,387,785	887,893,861	887,893,861

  FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	HK$	HK$	US$	HK$	HK$	US$

Net income	30,320	20,851	2,659	100,338	121,722	15,527
Other comprehensive income, net of tax
Foreign currency translation adjustment	2,466	6,581	840	(4,899)	2,058	262
Total comprehensive income	32,786	27,432	3,499	95,439	123,780	15,789

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	HK$	HK$	US$	HK$	HK$	US$

Net cash generated from/(used in) operating activities	3,263,923	(716,879)	(91,437)	3,395,805	(1,192,260)	(152,072)
Net cash used in investing activities	(21,655)	(35,388)	(4,514)	(30,716)	(79,099)	(10,090)
Net cash (used in)/generated from financing activities	(2,767,232)	502,161	64,050	360,941	1,003,772	128,030
Effect of exchange rate changes on cash, cash equivalents and restricted cash	438	13,808	1,761	(1,350)	(19)	(2)
Net increase/(decrease) in cash, cash equivalents and restricted cash	475,474	(236,298)	(30,140)	3,724,680	(267,606)	(34,134)
Cash, cash equivalents and restricted cash at beginning of the period	10,801,048	11,955,796	1,524,955	7,551,842	11,987,104	1,528,948
Cash, cash equivalents and restricted cash at end of the period	11,276,522	11,719,498	1,494,815	11,276,522	11,719,498	1,494,814

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	HK$	HK$	US$	HK$	HK$	US$

Cash, cash equivalents and restricted cash
Cash and cash equivalents	272,371	414,296	52,843	272,371	414,296	52,842
Cash held on behalf of clients	11,004,151	11,305,202	1,441,972	11,004,151	11,305,202	1,441,972

Cash, cash equivalents and restricted cash at end of the period	11,276,522	11,719,498	1,494,815	11,276,522	11,719,498	1,494,814

Non-cash financing activities
Accretion to preferred shares redemption value	16,751	-	-	50,258	-	-

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	HK$	HK$	US$	HK$	HK$	US$

Net income	30,320	20,851	2,659	100,338	121,722	15,527
Add: share-based compensation expenses	2,450	2,990	381	7,243	10,585	1,350
Adjusted net income	32,770	23,841	3,040	107,581	132,307	16,877